Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

24 March 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

4/7

24 March 2005

Brambles Industries plc
Company No 4134697

Interim Report for the six months ended 31 December 2004.

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: 020 7066 1000

The 2005 Interim Report for Brambles Industries plc will be sent to shareholders on or around 24 March 2005.

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

24 March 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. [82-5205])

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of the first page of each bound document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Laura Jackson
Company Secretarial Assistant.

Encs.

Brambles

Brambles Industries plc
Interim Report 2005

BRAMBLES INDUSTRIES PLC

Registered in England and Wales company number 4134697

INTERIM REPORT

for the half-year ended 31 December 2004

CONTENTS

Brambles is globally headquartered in Australia

BRAMBLES 2004/05 INTERIM RESULTS

Brambles reports strong results for the half-year ended 31 December 2004

Brambles reports a strong performance resulting in profit before tax, goodwill amortisation and exceptional items for the half-year ended 31 December 2004 of £172 million, an increase of 31% over the prior corresponding period. Profit after tax before goodwill amortisation and exceptional items increased 27% to £116 million.

A summary of the key financial results for the half-year is:

- Sales from continuing businesses were £1.6 billion, an increase of 5%, or 9% in constant currency;
- Profit before tax, goodwill amortisation and exceptional items up by 31% to £172 million, an increase of 36% in constant currency;
- Profit after tax before goodwill amortisation and exceptional items increased by 27% (32% in constant currency) to £116 million;
- Profit after tax, goodwill amortisation and exceptional items (after minority interests) was 81% higher at £96 million, an increase in constant currency of 87%;
- Free cash flow was £124 million, an increase of £70 million over the prior corresponding period;
- Earnings per share before goodwill amortisation and exceptional items increased by 28% (31% in constant currency) to 6.9 pence; and
- Earnings per share after goodwill amortisation and exceptional items increased by 84% to 5.7 pence, and grew in constant currency by 90%.

Commenting on the results, Brambles Chief Executive Officer, David Turner, said on 23 February 2005:

"This is a strong result for Brambles and I am very pleased that the momentum seen in the second half of the last financial year has been maintained. We grew sales solidly, achieved very strong profit growth and generated a net cash flow after dividends of £57 million.

"Sales grew in all of our businesses. CHEP in particular achieved an outstanding result with strong sales growth in each CHEP territory and profits up by 48% in constant currency.

"In the three years since Brambles introduced value based metrics significant improvements have been made and we are targeting further increases in free cash flow generation and operational efficiency.

"Overall, we are expecting good progress for both profit and cash generation for the full year."

Highlights for half-year ended 31 December 2004

Group

- Sales from continuing businesses grew by 5% (9% in constant currency) with growth in all businesses;
- Comparable operating profit for continuing businesses of £211 million was 25% higher, or 29% higher in constant currency. The improvement benefited from the non-recurrence in CHEP USA of £11 million of one-off costs in the prior corresponding period;
- Operating cash flow after gross capital expenditure improved significantly, by £58 million, to £166 million;
- Brambles generated free cash flow of £124 million, a surplus of £57 million after dividends;
- The translational effect of currency movements on profit before tax, goodwill amortisation and exceptional items was £6 million adverse in Sterling. There was no impact in Australian dollars;
- Net debt was £1,345 million, compared with £1,395 million at 30 June 2004; and
- Interim dividend for shareholders in Brambles Industries plc is 4.156 pence per share. Interim dividend for shareholders in Brambles Industries Limited is 10 cents per share, fully franked.

Business Units

- CHEP Americas sales growth was 2% which in constant currency was an increase of 12%. Comparable operating profit almost doubled, up 111% in constant currency. Operational improvement programmes have resulted in significant reductions in transportation and service centre costs.
- CHEP Europe grew sales by 8% and comparable operating profit by 19%, in actual and constant currency. The implementation of the new pricing architecture is progressing well and is still expected to be completed by December 2005.
- CHEP elsewhere continued to grow well, with strong pre-Christmas trading in pallet pooling and new contracts in the container business.
- Cleanaway sales grew 5% (6% in constant currency), with the UK particularly strong. Comparable operating profit though was 14% below the prior corresponding period in actual and constant currency, reflecting the costs of the closure of Cleanaway's international headquarters in London, the impact of contract re-tendering in Germany and start-up costs on new municipal contracts in Australia. In the UK, the Commercial and Industrial business remained under pressure, although there were improvements in other segments.
- Recall's performance improved, with sales 4% higher (9% in constant currency) and comparable operating profit improving by 5% (14% in constant currency). The Document Management Services business performed well worldwide, with the UK business in particular showing solid improvements.
- In Brambles Industrial Services, sales increased by 1% (4% in constant currency) as volumes improved in the Northern Hemisphere steel business. Comparable operating profit was steady (up 6% in constant currency) despite the adverse short-term effect of lower Pulverised Coal Injection volumes in Australia which have since improved.
- Within Regional Businesses, Interlake improved significantly as pricing strengthened and previous cost containment measures resulted in improved margins.

Notes:

All Sterling amounts are presented in UKGAAP and quoted at actual exchange rates.

Constant currency relative performance is calculated by translating both current period and comparable period results into Sterling at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

Free cash flow is defined as cash flow generated by the business after net capital expenditure, interest and taxation but excluding the net cost of acquisitions and proceeds from business disposals.

SUMMARY OF COMBINED INTERIM RESULTS

for the half-year ended 31 December 2004

At actual exchange rates	First half 2005 £ millions	First half 2004 £ millions	% increase at actual fx rates
RESULTS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS			
Continuing businesses			
Turnover, including joint ventures and associates	**1,629**	1,545	5%
Comparable operating profit [1]	**211**	169	25%
Total businesses			
Turnover, including joint ventures and associates	**1,629**	1,549	5%
Comparable operating profit [1]	**211**	170	24%
Profit before tax, goodwill amortisation and exceptional items (PBTA)	**172**	131	31%
Profit after tax before goodwill amortisation and exceptional items (PATA)	**116**	91	27%
Basic earnings per share on PATA (pence)	**6.9**	5.4	28%
RESULTS AFTER GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS			
Operating profit	**194**	105	85%
Profit before tax	**155**	93	67%
Profit after tax	**96**	53	81%
Basic earnings per share (pence)	**5.7**	3.1	84%
Dividend			
Interim dividend per share (pence)	**4.156**	4.155	
Dividend record date	**18 March 2005**		
Interim dividend payable date	**14 April 2005**		
Cash flow from operations after gross capital expenditure	**166**	108	
Net debt	**1,345**	1,558	

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items. Refer also to note 1 on page 8.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

SUMMARY OF COMBINED INTERIM RESULTS *continued*

for the half-year ended 31 December 2004

The table below summarises the results by business segment at both actual and constant exchange rates.

TURNOVER
(including share of joint ventures and associates)

£ millions	First half 2005 as reported	First half 2005 at prior year actual monthly fx rates (a)	First half 2004 (b)	% change at constant currency (a)/(b)
CHEP	**732**	765	694	10%
Cleanaway	**544**	550	518	6%
Recall	**143**	150	137	9%
Brambles Industrial Services	**146**	150	144	4%
Regional Businesses	**64**	69	52	33%
Continuing businesses	**1,629**	1,684	1,545	9%
Discontinued	**–**	–	4	
Total	**1,629**	1,684	1,549	9%

COMPARABLE OPERATING PROFIT [1]
(EBITA before exceptionals)

£ millions	First half 2005 as reported	First half 2005 at prior year actual monthly fx rates (a)	First half 2004 (b)	% change at constant currency (a)/(b)
CHEP	**137**	142	96	48%
Cleanaway	**37**	37	43	(14%)
Recall	**22**	24	21	14%
Brambles Industrial Services	**17**	18	17	6%
Regional Businesses	**4**	4	–	–
Corporate	**(6)**	(7)	(8)	13%
Continuing businesses	**211**	218	169	29%
Discontinued	**–**	–	1	
Total	**211**	218	170	28%

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items. Refer also to note 1 on page 8.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

SUMMARY OF COMBINED INTERIM RESULTS *continued*
for the half-year ended 31 December 2004

RECONCILIATION TO STATUTORY PROFIT AFTER TAX

£ millions	**First half 2005 as reported**	First half 2005 at prior year actual monthly fx rates (a)	First half 2004 (b)	% change at constant currency (a)/(b)
Comparable operating profit [1]	**211**	218	170	28%
Net interest expense	**(39)**	(40)	(39)	(3%)
Profit before tax, goodwill amortisation and exceptional items (PBTA)	**172**	178	131	36%
Tax expense on PBTA	**(56)**	(58)	(40)	(45%)
Profit after tax before goodwill amortisation and exceptional items (PATA)	**116**	120	91	32%
Goodwill amortisation	**(17)**	(18)	(18)	
Exceptional items, before tax	**–**	–	(20)	
Tax on exceptional items	**(3)**	(3)	–	
Profit after tax	**96**	99	53	87%
Minority interest	**–**	–	–	
Profit after tax (after minority interests)	**96**	99	53	87%
Basic earnings per share	**5.7p**	5.9p	3.1p	90%
Earnings per share on PATA	**6.9p**	7.1p	5.4p	31%
BVA (Brambles Value Added)		**28**	(23)	

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items. Refer also to note 1 on page 8.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

for the half-year ended 31 December 2004

The table below summarises the results by business segment at both actual and constant exchange rates.

OPERATING PROFIT [1]

(after goodwill amortisation and operating exceptional items)

£ millions	First half 2005 as reported	First half 2005 at prior year actual monthly fx rates (a)	First half 2004 (b)	% change at constant currency (a)/(b)
CHEP	**136**	142	72	97%
Cleanaway	**29**	29	32	(9%)
Recall	**16**	17	14	21%
Brambles Industrial Services	**15**	15	15	–
Regional Businesses	**4**	4	(21)	–
Corporate	**(6)**	(7)	(8)	13%
Continuing businesses	**194**	200	104	92%
Discontinued	**–**	–	1	
Total	**194**	200	105	90%

Note 1:

- Throughout this business commentary, all references to comparable operating profits are to 'profit before interest, tax, goodwill amortisation and exceptional items', which the Directors consider to be a useful measure of business performance.
- In the commentary, current year figures have been calculated in constant currency (at the comparative period's actual monthly exchange rates). In the statutory half-year financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each half-year.

Profit before interest and tax after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 25.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

TRADING PERFORMANCE

Momentum in sales, comparable operating profit, operating cash flow and improving gearing continued during the first half, with significantly improved performance in CHEP in particular, even allowing for prior corresponding period one-off costs in CHEP USA.

Sales from continuing businesses were £1.6 billion, an increase of 5%, or 9% in constant currency. Sales improved in each business, especially in CHEP (up 5%) and in Recall (up 4%), 10% and 9% respectively above the prior corresponding period in constant currency.

Comparable operating profit (profit before interest, tax, goodwill amortisation and exceptional items) from continuing businesses was £211 million compared with £169 million in the prior corresponding period, an increase of 25%, or 29% in constant currency. The improvement benefited from the non-recurrence in CHEP USA of £11 million of one-off costs in the prior corresponding period.

Profit before tax, goodwill amortisation and exceptional items was £172 million compared with £131 million in the prior corresponding period, an increase of 31%, or 36% in constant currency. Earnings per share before goodwill amortisation and exceptional items were 6.9 pence compared with 5.4 pence in the prior corresponding period, an increase of 28% (31% in constant currency).

Profit before tax after goodwill amortisation and exceptional items was £155 million compared with £93 million in the prior corresponding period, an increase of 67%, or 72% in constant currency.

Brambles generated free cash flow of £124 million, a surplus of £57 million after dividends. Operating cash flow after gross capital expenditure improved significantly from £108 million to £166 million. All business segments remain firmly focused on the more efficient use of assets (utilising the Brambles Value Added (BVA) methodology) and on cash generation. Gearing, measured as net debt to net debt plus equity, improved again and at 31 December 2004 was 52.7%.

BVA, calculated as comparable operating profit less a 12% capital charge, was £27 million for the first half, an improvement of £50 million.

CHEP Americas sales growth was 2% which in constant currency was an increase of 12%. Comparable operating profit almost doubled, up 111% in constant currency. Operational improvement programmes have resulted in significant reductions in transportation and service centre costs.

CHEP Europe grew sales by 8% and comparable operating profit by 19%, in actual and constant currency. The implementation of the new pricing architecture is progressing well and is still expected to be completed by December 2005.

CHEP elsewhere continued to grow well, with strong pre-Christmas trading in pallet pooling and new contracts in the container business.

Cleanaway sales grew 5% (6% in constant currency), with the UK particularly strong. Comparable operating profit though was 14% below the prior corresponding period in actual and constant currency, reflecting the costs of the closure of Cleanaway's international headquarters in London, the impact of contract re-tendering in Germany and start-up costs on new municipal contracts in Australia. In the UK, the Commercial and Industrial business remained under pressure, although there were improvements in other segments.

Recall's performance improved, with sales 4% higher (9% in constant currency) and comparable operating profit improving by 5% (14% in constant currency). The Document Management Services business performed well worldwide, with the UK business in particular showing solid improvements.

In Brambles Industrial Services, sales increased by 1% (4% in constant currency) as volumes improved in the Northern Hemisphere steel business. Comparable operating profit was steady (up 6% in constant currency) despite the adverse short-term effect of lower Pulverised Coal Injection (PCI) volumes in Australia which have since improved.

Within Regional Businesses, Interlake improved significantly as pricing strengthened and previous cost containment measures resulted in improved margins.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

EXCEPTIONAL ITEMS

A net exceptional tax charge of £3 million related to deferred tax adjustments in Cleanaway Germany, partially offset by a reduced tax liability on the sale of Meineke Car Care Centers in 2003. There was no impact on pre-tax profit from these items.

FINANCIAL POSITION

Cash flow from operations after gross capital expenditure again improved significantly, up by £58 million to £166 million. Free cash flow of £124 million was £70 million higher than the prior corresponding period and exceeded the dividends of £67 million paid during the period.

Net interest expense was £39 million, in line with the prior corresponding period. The favourable effect of lower average debt levels was offset by higher interest rates in the UK and the USA.

Working capital in continuing businesses increased by £6 million. Further improvements in debtor days were seen in CHEP USA, CHEP Europe and in Recall Europe in particular.

Net debt declined from June 2004 by £50 million to £1,345 million. Financial coverage ratios continued to improve, with EBITDA interest cover at 9.6 times (1H04: 8.7 times) and net debt/EBITDA at 1.8 times (1H04: 2.3 times). Gearing continued its steady improvement and has declined from 55.5% at 30 June 2004 to 52.7%.

In August 2004, Brambles completed a US private placement debt raising of US$425 million (approximately £233 million) with maturities in seven, ten and twelve years. The proceeds were used to repay bank debt.

CAPITAL EXPENDITURE

Capital expenditure for the half-year was £210 million, £12 million lower than the prior corresponding period, reflecting the disciplined approach to growth adopted by CHEP.

Capital expenditure in CHEP was £138 million, a reduction of £24 million even though the prior corresponding period had benefited from one-off savings in CHEP USA. Each territory benefited from the continued focus on pallet management and asset productivity. CHEP Americas capital expenditure was £69 million (1H04: £63 million); CHEP Europe £50 million (1H04: £80 million); and CHEP Rest of World £19 million (1H04: £19 million).

In Cleanaway, capital expenditure reduced by £1 million to £38 million, whilst Recall's capital expenditure was £2 million higher at £13 million. Brambles Industrial Services capital expenditure increased by £9 million to £19 million with investment in new and renewed contracts mainly in Australia.

Brambles' overall ratio of capital expenditure to depreciation was 1.3 times (1H04: 1.3 times).

TAXATION

Brambles' tax rate increased to 32.6% of profit before tax, goodwill amortisation and exceptional items, reflecting the geographic mix of earnings in particular the higher proportion of profits from the USA.

The effective tax rate is determined by the geographic mix of earnings and the statutory tax rates in those jurisdictions. Going forward there could be a marginal upward trend in the effective tax rate if the earnings contribution from the USA continues to rise.

DIVIDEND

The Board has declared an interim dividend of 10 cents per share, fully franked, for shareholders in Brambles Industries Limited and an interim dividend of 4.156 pence per share for shareholders in Brambles Industries plc. This is consistent with the Board's stated policy of at least maintaining this level of Australian dollar dividend per share. The dividend will be paid on 14 April 2005 to those shareholders registered on 18 March 2005.

It is expected that the dividends will remain fully franked for Brambles Industries Limited shareholders until at least the end of 2007.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

OPERATIONAL REVIEW

Throughout this operational review, all amounts are quoted at actual exchange rates. All comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the tables on pages 6, 7 and 8 and a definition of constant currency is shown on page 4.

CHEP

£m	**Half-year ended 31 December 2004 Actual £m**	Half-year ended 31 December 2003 Actual £m	% change Actual	% change Constant Currency
Sales	**732**	694	5	10
Comparable operating profit [1]	**137**	96	43	48
Operating cash flow after gross capital expenditure	**119**	65		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £136 million (1H04: £72 million) are shown on page 24. All percentage comparisons shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 8.

Overall, CHEP continued to make significant progress in sales (£732 million, up 10%), comparable operating profit (£137 million, up 48%) and operating cash flow after gross capital expenditure (£119 million, up £54 million). Continued improvements in asset management led to capital expenditure reducing by £24 million without constraining sales growth.

CHEP Americas

Sales in the Americas were £314 million, an increase of 12%, whilst comparable operating profit improved significantly and at £52 million was 111% higher. Even allowing for the £11 million of one-off costs in the prior corresponding period in CHEP USA the profit growth remained substantial at 50%. Operational efficiency improvements contributed significantly to the USA results. Canada and Latin America also performed well.

Operating cash flow after gross capital expenditure was £50 million, an improvement of £13 million compared with the prior corresponding period. Capital expenditure remained tightly controlled, increasing by only £6 million to £69 million, even though the prior corresponding period benefited from £25 million lower capital expenditure as a backlog of damaged pallets was repaired and brought into use. These significant ongoing improvements in asset productivity have been achieved without impeding sales growth. Working capital also improved due to better creditor and debtor management.

In the USA, pallet pooling constitutes the vast majority of CHEP's sales. Volume growth was strong and continued to result both from existing and from new customers, with over 150 new contracts signed in the half.

Transportation costs have seen a significant reduction, even after adjusting for the prior corresponding period one-off costs, and were £17 million below the prior corresponding period. A number of initiatives have been successfully implemented, including increased forward purchasing of known minimum transport requirements, more effective tendering, greater use of rail transportation for long haul, and more efficient use of transport thus reducing extra charges such as wait time.

Operational efficiency improvements, including timber sourcing, have also favourably impacted service centre costs.

Improvements in asset control continued throughout the period, reflected in all key measures including cycle times and the control ratio (which measures the number of pallets returned as a percentage of all the pallets issued). Work is continuing to reduce the purchase cost of a pallet without reducing the quality or increasing the ongoing repair costs.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

Improved pool efficiency resulted from shorter cycle times, and leaner plant stock management at service centres from more effective supply chain management will continue to support capital spending constraints without hampering growth.

The market for Reusable Plastic Containers (RPCs) in North America remains competitive. Hence, sales remained flat as CHEP continued to market the benefits of RPC's to large grocery retailers.

CHEP Europe

Sales in CHEP Europe were £327 million, 8% higher than the prior corresponding period which included particularly strong beverage volumes because of the hot summer. The implementation of the new activity-based pricing initiatives, discussed in more detail below, is progressing well and is still expected to be completed by December 2005.

Comparable operating profit of £57 million was 19% higher than the prior corresponding period.

Operating cash flow after gross capital expenditure was £56 million, an improvement of £37 million compared with the prior corresponding period. Capital expenditure reduced by £30 million to £50 million as the combined effect of the implementation of best practice asset management techniques and the revised pricing architecture started to take hold.

The activity-based pricing architecture (ABPA) being introduced throughout CHEP Europe seeks to ensure that the prices paid by CHEP's customers fairly reflect CHEP's costs and customer usage of CHEP pallets in the light of different and changing supply chain conditions. In addition, these initiatives are designed to incentivise appropriately CHEP's customers to take responsibility for handling CHEP pallets and reporting pallet movements accurately and in a timely manner. The implementation is now more than half way through, across the whole of Europe, and is expected to be finalised by December 2005.

The use of a common pricing mechanism throughout Europe will also allow the development of a simplified process and a trial using a new and common invoice has been well received.

The benefit in the first half of the restructuring programme first started in 2002 was £5 million. The effects of increased pricing and lower staff numbers were in part offset by ongoing costs required to achieve further improvements in control over the pallet pool. The full annualised benefit of this programme is expected to be realised in the year to June 2006.

CHEP is also implementing a number of non-price based operational changes and initiatives with distributors, transporters and consolidators designed to further improve pallet control.

The container businesses contributed 17% of CHEP Europe's sales of which autocrates performed particularly well, with increased sales and more efficient plant operations.

CHEP – Rest of World

Sales in the CHEP businesses in the rest of the world were strong at £91 million, an increase of 12%. The pallet business continued to show good growth, with activity particularly strong in Australia in pre-Christmas trading. The RPC and automotive container businesses continued to gain from the roll out of new contracts. Asset productivity initiatives continued to drive strong financial returns.

Comparable operating profit was £28 million, 33% above the prior corresponding period.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

Cleanaway

£m	Half-year ended 31 December 2004 Actual £m	Half-year ended 31 December 2003 Actual £m	% change	
			Actual	Constant Currency
Sales	**544**	518	5	6
Comparable operating profit [1]	**37**	43	(14)	(14)
Operating cash flow after gross capital expenditure	**38**	32		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £29 million (1H04: £32 million) are shown on page 24. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 8.

Sales in Cleanaway were £544 million, an increase of 6%, but comparable operating profit was 14% below the prior corresponding period. The closure of Cleanaway's international headquarters in London adversely impacted results by £2 million in the first half, with savings anticipated to commence in the second half of the financial year. In addition and despite stronger results in the UK (particularly municipal and landfill), margins were adversely affected by the contract re-tendering in Germany, and by start-up costs on new municipal contracts in Australia and lower volumes in Asia.

Operating cash flow after gross capital expenditure improved to £38 million, despite the reduction in profit. Working capital improved in each region and capital expenditure at £38 million was £1 million lower.

Cleanaway is well positioned in the markets in which it operates. A number of the operational efficiency and profit improvement programmes are starting to have a positive effect. More can still be done to maximise the potential of the business and to gain from sharing best practice with Brambles Industrial Services following the management restructure in August 2004.

UK

In the UK, sales were £245 million, an increase of 8%. Comparable operating profit also improved over the prior corresponding period.

The municipal business performed well in the first half, gaining from improved contract rates and additional more profitable short-term contracts. In 2005 Cleanaway UK achieved a success rate on tenders of just under 50%, and the municipal order book at the end of December stood at £828 million.

Restructuring in the Commercial and Industrial (C&I) business resulted in some redundancy costs, the benefits from which are expected in the latter part of the financial year. Customer churn rates have remained high as Cleanaway focuses on revenue retention at acceptable margins. The business remains under some pressure though the management actions taken are expected to improve results in due course.

Recycling and Disposal Services saw a growth in landfill volumes at an improved price and mix. The Greenwich Material Recycling facility (MRF) was commissioned in December 2004 and officially opened by Margaret Beckett, UK Secretary of State for the Environment, in early February 2005. Total capital expenditure on the MRF was £8 million and it is underpinned by a 23 year contract from Greenwich Council.

Germany

In Germany, sales of £185 million were 6% above the prior corresponding period though comparable operating profit was lower.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

The adverse margin impact of the first phase DSD (Packaging Recycling scheme) contracts, which started 1 January 2004, was mitigated by operational efficiency measures taken in previous periods. The associated re-tendering of municipal waste paper contracts did however affect profits in the half. Contracts awarded in the second phase of the DSD re-tendering process commenced on 1 January 2005. As previously reported, Cleanaway has successfully gained market share in DSD as a result of the re-tendering process and has taken action to mitigate the associated margin reductions wherever possible.

The PET recycling business was profitable and achieved both higher volumes and improved prices. Margins in the C&I business improved due to the impact of increased pricing and ongoing productivity improvement measures.

Australia/New Zealand/Asia

The operating environment in Cleanaway Australia, New Zealand and Asia has been challenging, with sales at £114 million, 2% higher than the prior corresponding period and comparable operating profit lower. The municipal business in Australia has seen volume growth but there have been start-up costs on new municipal contracts in Queensland and results have also been affected by higher fuel costs. The municipal contract order book increased to A$563 million (£289 million) at the end of December 2004.

Asia's performance was adversely affected by fewer short-term contracts and lower landfill-gas-to-energy volumes.

Recall

£m	**Half-year ended 31 December 2004 Actual £m**	Half-year ended 31 December 2003 Actual £m	% change Actual	% change Constant Currency
Sales	**143**	137	4	9
Comparable operating profit [1]	**22**	21	5	14
Operating cash flow after gross capital expenditure	**12**	15		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £16 million (1H04: £14 million) are shown on page 24. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 8.

Recall's sales grew by 9%, of which seven percentage points represented organic growth. The Americas accounted for 48% of the total sales and Europe 31%. Seven small acquisitions were made during the period for a total consideration of £11 million. These included four Secure Destruction Services (SDS) businesses in North America, an Indian business providing national coverage, and the balance of what was previously a joint venture Document Management Services (DMS) business in Denmark.

Comparable operating profits were £22 million, an improvement of 14%. Significant improvements were seen in Europe, particularly in DMS in the UK. The Sentinel acquisition made in March 2003 has now been fully integrated and advantages have been seen from the sharing of best practice.

The DMS business accounted for 58% of Recall's sales. DMS sales were 13% above the prior corresponding period, with strong volume growth particularly in Europe (especially UK and the recently acquired business in Denmark) and Australia. Recall now has 161 information centres globally, with the new state of the art facility

The effects of currency are shown in tabular format on pages 6, 7 and 8.

in Sydney due to be completed in 2005. The Integrated Document Solutions (IDS) business which contributes 4% of Recall's sales continued to show good growth, up 11%, with Brazil particularly strong. The combination of our physical and digital document services into one integrated business will result in the formation of Document Management Solutions.

In SDS, paper prices have remained high, particularly in North America. This has encouraged lower price entrants into the market and increased customer attrition, particularly amongst smaller customers. Sales in SDS grew by 6% and accounted for 26% of Recall's sales. Despite this, the market remains attractive, with growth driven by new identity theft protection laws, such as the legislation in the USA which will require the shredding of all customer credit documents.

Data Protection Services (DPS) showed low overall growth as the larger North American business saw increased competition and pricing pressure, leading to some customer losses. Profits in North America were also adversely affected by the completion of new facilities which are not yet operating at optimal volumes. Asia Pacific recorded strong sales and profit growth.

Cash flow remained strong, with increased capital expenditure (up £2 million at £13 million) offset by further working capital improvements and improved trading.

Recall's strategy remains to offer high quality products with a strong focus on customer service. It continues to invest in sales and marketing and has now completed the integration of the separate service line sales teams into one integrated organisation. At the same time, the North American sales team has been increased significantly. The increased use of Recall's new web based system is further improving customer service.

Brambles Industrial Services

£m	**Half-year ended 31 December 2004 Actual £m**	Half-year ended 31 December 2003 Actual £m	% change Actual	% change Constant Currency
Sales	**146**	144	1	4
Comparable operating profit [1]	**17**	17	–	6
Operating cash flow after gross capital expenditure	**–**	16		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £15 million (1H04: £15 million) are shown on page 24. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 8.

Sales in Brambles Industrial Services were £146 million, 4% higher than the prior corresponding period. The Northern Hemisphere (approximately 48% of sales) made good progress, with stronger volumes in the steel industry and additional short-term contracts. However, sales in Australia were flat, with the completion of some contracts not yet offset by growth in new areas.

Comparable operating profit was 6% higher than the prior corresponding period. Sales in the UK improved but margins were adversely affected by fluctuating production volumes at Port Talbot. In Australia, there was a short-term reduction in volumes through the PCI plant which supplies BlueScope Steel, though volumes have since recovered.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

The committed order book at the end of December 2004 was £926 million. It includes contracts in Eastern Australia which are due to start in the second half of this financial year.

Brambles Industrial Services reported breakeven operating cash flow after gross capital expenditure in the first half (1H04: £16 million). Capital expenditure increased by £9 million to £19 million to support new contracts and contract extensions, particularly in Australia with working capital also higher.

Brambles Industrial Services' strategic partnership model continues to help the identification of real growth opportunities with existing customers on existing sites. Further steady growth is anticipated as those contracts already awarded come on stream and new areas of developments are identified.

Regional Businesses

£m	**Half-year ended 31 December 2004 Actual £m**	Half-year ended 31 December 2003 Actual £m	% change Actual	% change Constant Currency
Sales	**64**	52	23	33
Comparable operating profit [1]	**4**	–	n/a [2]	n/a [2]
Operating cash flow after gross capital expenditure	**2**	–		

1 *A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £4 million (1H04: loss of £21 million) are shown on page 24. All comparative trading measures shown below are in constant currency. The definition of constant currency is shown in the footnote to the table on page 8.*

2 *Not calculated as the profit in the current year compares to breakeven in the prior corresponding period.*

Much of the improvement in the Regional Businesses came from the Interlake racking business. High steel prices continued to inhibit volume growth, but pricing improved and there was a positive impact from previous cost containment measures.

Eurotainer's performance also improved, with an increase in the fleet utilisation rate and good control of repair and maintenance costs.

TCR continued to see strong sales growth, particularly in the UK.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

OUTLOOK

CHEP is expected to deliver good results in all regions for the full financial year although the rate of profit growth in the second half is expected to be lower than in the first half. CHEP Americas should continue to trade well and the restructuring in CHEP Europe is expected to continue to deliver benefits through the remainder of 2005 and 2006.

Second half performance in Cleanaway is expected to be better than the first half. Cleanaway's full year profit in constant currency is expected to be lower than last year due to the impact of the re-tendering of DSD contracts in Germany, costs of closure of Cleanaway's international headquarters in London and continued challenging conditions in Australia.

Recall is expected to grow sales and profits for the full year.

Brambles Industrial Services and Regional Businesses are expected to continue to show steady growth for the full year.

Overall, while the rate of profit growth in the second half is expected to be lower than the first half, Brambles expects good progress for both profit and cash generation for the full year.

The effects of currency are shown in tabular format on pages 6, 7 and 8.

COMBINED PROFIT AND LOSS ACCOUNT (unaudited)

for the half-year ended 31 December 2004

	First half 2005			First half 2004			Full year 2004
	Before goodwill amortisation and exceptional items £ millions	**Goodwill amortisation and exceptional items £ millions**	**Total £ millions**	Before goodwill amortisation and exceptional items £ millions	Goodwill amortisation and exceptional items £ millions	Total £ millions	Total £ millions
TURNOVER (including share of joint ventures and associates)							
– Continuing operations	**1,629**	**–**	**1,629**	1,545	–	1,545	3,109
– Discontinued operations	**–**	**–**	**–**	4	–	4	3
	1,629	**–**	**1,629**	1,549	–	1,549	3,112
Less share of turnover of:							
– Joint ventures							
– continuing operations	**(24)**	**–**	**(24)**	(26)	–	(26)	(51)
– Associates							
– continuing operations	**(22)**	**–**	**(22)**	(23)	–	(23)	(38)
GROUP TURNOVER	**1,583**	**–**	**1,583**	1,500	–	1,500	3,023
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	**205**	**–**	**205**	162	–	162	366
Goodwill amortisation	**–**	**(17)**	**(17)**	–	(18)	(18)	(34)
Exceptional items	**–**	**–**	**–**	–	(47)	(47)	(75)
Continuing operations	**205**	**(17)**	**188**	162	(65)	97	257
Discontinued operations	**–**	**–**	**–**	1	–	1	1
GROUP OPERATING PROFIT	**205**	**(17)**	**188**	163	(65)	98	258
Share of operating profit of:							
– Joint ventures							
– continuing operations	**5**	**–**	**5**	5	–	5	10
– Associates							
– continuing operations	**1**	**–**	**1**	2	–	2	3
TOTAL OPERATING PROFIT	**211**	**(17)**	**194**	170	(65)	105	271
EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	**–**	**–**	**–**	–	27	27	27
	–	**–**	**–**	–	27	27	27
PROFIT BEFORE INTEREST AND TAX	**211**	**(17)**	**194**	170	(38)	132	298

COMBINED PROFIT AND LOSS ACCOUNT (unaudited) *continued*

for the half-year ended 31 December 2004

	First half 2005			First half 2004			Full year 2004
	Before goodwill amortisation and exceptional items £ millions	**Goodwill amortisation and exceptional items £ millions**	**Total £ millions**	Before goodwill amortisation and exceptional items £ millions	Goodwill amortisation and exceptional items £ millions	Total £ millions	Total £ millions
PROFIT BEFORE INTEREST AND TAX	**211**	**(17)**	**194**	170	(38)	132	298
Net interest payable:							
– Group	**(38)**	**–**	**(38)**	(38)	–	(38)	(72)
– Share of joint ventures and associates	**(1)**	**–**	**(1)**	(1)	–	(1)	(2)
	(39)	**–**	**(39)**	(39)	–	(39)	(74)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**172**	**(17)**	**155**	131	(38)	93	224
Tax on profit on ordinary activities	**(56)**	**(3)**	**(59)**	(40)	–	(40)	(99)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**116**	**(20)**	**96**	91	(38)	53	125
Equity minority interests	**–**	**–**	**–**	–	–	–	1
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	**116**	**(20)**	**96**	91	(38)	53	126
Equity dividends paid and proposed	**(69)**	**–**	**(69)**	(71)	–	(71)	(136)
TRANSFER TO/(FROM) COMBINED RESERVES	**47**	**(20)**	**27**	20	(38)	(18)	(10)
Basic earnings per share (pence)	**6.9**	**(1.2)**	**5.7**	5.4	(2.3)	3.1	7.5
Diluted earnings per share (pence)	**6.9**	**(1.2)**	**5.7**	5.4	(2.3)	3.1	7.4

COMBINED BALANCE SHEET (unaudited)

as at 31 December 2004

	December 2004 £ millions	December 2003 £ millions	June 2004 £ millions
FIXED ASSETS			
Intangible assets	**455**	476	451
Tangible assets	**2,249**	2,341	2,220
	2,704	2,817	2,671
Investments:			
Joint ventures:			
– Share of gross assets	**74**	71	84
– Share of gross liabilities	**(33)**	(46)	(43)
	41	25	41
Associates	**28**	40	28
Other investments	**9**	10	9
Total investments	**78**	75	78
TOTAL FIXED ASSETS	**2,782**	2,892	2,749
CURRENT ASSETS			
Stocks	**37**	28	33
Debtors	**658**	662	633
Cash at bank and in hand	**34**	61	34
	729	751	700
CREDITORS: amounts falling due within one year:			
Borrowings	**(39)**	(39)	(39)
Creditors	**(530)**	(470)	(518)
Taxation and dividends payable	**(105)**	(105)	(100)
	(674)	(614)	(657)
NET CURRENT ASSETS	**55**	137	43
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,837**	3,029	2,792
CREDITORS: amounts falling due beyond one year:			
Borrowings	**(1,340)**	(1,580)	(1,390)
Provisions for liabilities and charges	**(292)**	(271)	(285)
NET ASSETS	**1,205**	1,178	1,117
CAPITAL AND RESERVES			
Share capital	**531**	545	499
Share premium account	**50**	50	50
Other reserves	**83**	83	83
Combined profit and loss account	**537**	495	481
Equity shareholders' funds	**1,201**	1,173	1,113
Equity minority interests	**4**	5	4
	1,205	1,178	1,117

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Profit attributable to parent companies' shareholders	**96**	53	126
Exchange translation differences	**58**	(1)	(67)
Total recognised gains and losses for the period	**154**	52	59

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Combined shareholders' funds at the beginning of the period	**1,113**	1,185	1,185
Profit attributable to parent companies' shareholders	**96**	53	126
Ordinary dividends paid and proposed	**(69)**	(71)	(136)
Reinstatement of goodwill due to sale of businesses	**–**	5	5
Issue of ordinary shares, net of expenses	**1**	–	–
Shares to be issued	**2**	2	–
Exchange translation difference:			
– Brambles Industries Limited share capital	**29**	16	(28)
– Other	**29**	(17)	(39)
Net increase/(decrease) in combined shareholders' funds	**88**	(12)	(72)
Combined shareholders' funds at the end of the period	**1,201**	1,173	1,113

COMBINED CASH FLOW STATEMENT (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Net cash inflow from operating activities	**376**	330	737
Dividends received from joint ventures and associates	**3**	2	7
Interest received	**2**	3	6
Interest paid	**(27)**	(37)	(74)
Interest element of finance lease rentals	**(1)**	(1)	(1)
Returns on investments and servicing of finance	**(26)**	(35)	(69)
Taxation paid	**(46)**	(41)	(82)
Purchase of tangible fixed assets	**(210)**	(222)	(398)
Sale of tangible fixed assets	**26**	19	50
Investment loans and other financial investments	**1**	1	4
Capital expenditure and financial investment	**(183)**	(202)	(344)
Purchase of subsidiary undertakings and associates	**(25)**	(27)	(42)
Net cash acquired with subsidiary undertakings	**–**	–	3
Sale of subsidiary undertakings and associates	**4**	31	29
Acquisitions and disposals	**(21)**	4	(10)
Equity dividends paid to shareholders of the parent companies	**(67)**	(69)	(139)
Net cash inflow/(outflow) before management of liquid resources and financing	**36**	(11)	100
Management of liquid resources	**–**	(4)	(3)
Net proceeds from share issues	**1**	–	1
(Outflow)/inflow from hedge borrowings	**(1)**	–	14
(Decrease)/increase in borrowings	**(40)**	28	(127)
Capital element of finance lease rentals	**(2)**	(2)	(5)
Financing	**(42)**	26	(117)
(Decrease)/increase in cash	**(6)**	11	(20)

MOVEMENT IN COMBINED NET DEBT (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
(Decrease)/increase in cash	**(6)**	11	(20)
Decrease/(increase) in borrowings	**40**	(28)	127
Capital element of finance lease rentals	**2**	2	5
Currency variations	**11**	49	80
Increase in liquid resources	**–**	4	3
Other non-cash changes	**4**	12	18
Subsidiaries acquired and sold	**(1)**	(1)	(1)
Total movement	**50**	49	212
Net borrowings at beginning of period	**(1,395)**	(1,607)	(1,607)
Net borrowings at end of period	**(1,345)**	(1,558)	(1,395)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Group operating profit	**188**	98	258
Depreciation charge	**162**	168	333
Goodwill amortisation and impairment	**17**	37	53
Pooling equipment loss provision expense	**29**	17	39
(Increase)/decrease in working capital	**(6)**	20	54
(Decrease)/increase in provisions	**(9)**	(7)	7
Other	**(5)**	(3)	(7)
Net cash inflow from operating activities	**376**	330	737

COMBINED SEGMENTAL ANALYSIS (unaudited)

for the half-year ended 31 December 2004

Brambles' material business segments are CHEP (pallet and container pooling), Cleanaway (waste management), Recall (information management) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer. The 'Discontinued' segment comprises Meineke (sold August 2003).

	Turnover			Comparable operating profit [1]		
	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions	**First half 2005 £ millions**	First half 2004 £ millions	Full year 2004 £ millions
By business segment						
CHEP	**732**	694	1,394	**137**	96	224
Cleanaway	**544**	518	1,037	**37**	43	89
Recall	**143**	137	274	**22**	21	43
Brambles Industrial Services	**146**	144	287	**17**	17	34
Regional Businesses	**64**	52	117	**4**	–	5
Corporate	**–**	–	–	**(6)**	(8)	(15)
Continuing businesses	**1,629**	1,545	3,109	**211**	169	380
Discontinued	**–**	4	3	**–**	1	1
	1,629	1,549	3,112	**211**	170	381
By geographic origin						
Europe	**878**	817	1,656	**93**	83	179
Americas	**440**	427	855	**66**	39	100
Australia / New Zealand	**272**	263	519	**42**	39	82
Rest of World	**39**	42	82	**10**	9	20
	1,629	1,549	3,112	**211**	170	381

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £1 million (2004: £1 million), Cleanaway £8 million (2004: £7 million), Recall £6 million (2004: £7 million), Brambles Industrial Services £2 million (2004: £2 million), Regional Businesses nil (2004: £1 million). Exceptional items in first half 2004 by segment were CHEP £(23) million, Cleanaway £(4) million, Brambles Industrial Services £(3) million, Regional Businesses £(20) million, and Discontinued operations £30 million.

COMBINED SEGMENTAL ANALYSIS (unaudited) *continued*

for the half-year ended 31 December 2004

	Profit before interest and tax (after goodwill amortisation and exceptional items)			Non-operating exceptional items		
	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions	**First half 2005 £ millions**	First half 2004 £ millions	Full year 2004 £ millions
By business segment						
CHEP	**136**	72	179	**–**	–	–
Cleanaway	**29**	32	60	**–**	–	(3)
Recall	**16**	14	30	**–**	–	–
Brambles Industrial Services	**15**	12	26	**–**	(3)	(3)
Regional Businesses	**4**	(21)	(16)	**–**	–	–
Corporate	**(6)**	(8)	(15)	**–**	–	–
Total continuing businesses	**194**	101	264	**–**	(3)	(6)
Discontinued	**–**	31	34	**–**	30	33
	194	132	298	**–**	27	27
By geographic origin						
Europe	**83**	42	105	**–**	(3)	(2)
Americas	**61**	42	97	**–**	30	30
Australia / New Zealand	**40**	39	79	**–**	–	(1)
Rest of World	**10**	9	17	**–**	–	–
	194	132	298	**–**	27	27

COMBINED SEGMENTAL ANALYSIS (unaudited) *continued*

for the half-year ended 31 December 2004

	Net assets		
	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
By business segment			
CHEP	**1,550**	1,636	1,534
Cleanaway	**630**	671	617
Recall	**336**	333	321
Brambles Industrial Services	**225**	232	209
Regional Businesses	**77**	85	76
Unallocated	**(94)**	(66)	(83)
Total continuing businesses	**2,724**	2,891	2,674
Discontinued	**(3)**	(6)	(3)
Total segmented net operating assets	**2,721**	2,885	2,671
By geographic origin			
Europe	**1,523**	1,590	1,478
Americas	**894**	974	920
Australia / New Zealand	**330**	320	291
Rest of World	**68**	67	65
Unallocated	**(94)**	(66)	(83)
Total segmented net operating assets	**2,721**	2,885	2,671
Total segmented net operating assets	**2,721**	2,885	2,671
Net debt	**(1,345)**	(1,558)	(1,395)
Net tax liabilities	**(171)**	(149)	(159)
Net assets	**1,205**	1,178	1,117

The above segment analysis includes Brambles' share of amounts reported by joint ventures and associates.

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited)

for the half-year ended 31 December 2004

1. BASIS OF PREPARATION

The dual listed companies structure (DLC Structure) is essentially a contractual arrangement between Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under which they operate as if they are a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The combination did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP. This structure unites the economic interests of the two shareholder groups.

Combined financial information represents the combined businesses of BIL and BIP and encompasses their respective subsidiaries, associates and joint ventures. BIL and BIP are referred to collectively throughout these financial statements as Brambles.

Combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of Brambles. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIL and BIP have been combined from the beginning of the 2002 financial year.

Consolidated financial information for BIP is presented on pages 34 to 37.

Where necessary, comparatives have been reclassified and repositioned for consistency with the 2004 year-end disclosures.

Accounting policies

The interim results for the half-year ended 31 December 2004 (First half 2005) have been prepared on the basis of the accounting policies set out in the 2004 Annual Review.

A reconciliation between UK GAAP and Australian GAAP (AGAAP) is presented in Note 7.

2. IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS

Brambles continues the transitioning of its accounting policies and financial reporting from current UK Standards to International Financial Reporting Standards (IFRS). Brambles has allocated internal and external resources to the transition project. Building on diagnostics and impact assessments undertaken at the start of the project, project teams are currently addressing in detail the transition issues in the key areas that will be affected by the transition to IFRS. The IFRS steering committee has met regularly to oversee progress and has made accounting policy recommendations and presentations to the Audit Committee. External actuarial consultants are currently performing valuations in relation to employer sponsored defined benefit superannuation funds and to share-based payments. Training courses on IFRS have been given to key accounting staff throughout Brambles.

As Brambles has a 30 June year end, priority has been given to the preparation of an opening balance sheet in accordance with IFRS as at 1 July 2004. This will form the basis of accounting for IFRS in the future and is required when Brambles prepares its first fully IFRS compliant financial report for the year ending 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Brambles. At this stage, Brambles is not yet in a position to reliably quantify the impacts on the financial report.

The following should not be regarded as a complete list of changes in Brambles' accounting policies that will result from the transition to IFRS, as not all standards have yet been fully analysed and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on Brambles' financial position and reported results.

2. IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

Classification of financial instruments

Under IAS 39 'Financial Instruments: Recognition and Measurement', financial instruments will be carried at either amortised cost or fair value, depending on which of the four categories set out in the standard applies to the instrument. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard.

This will result in a change to Brambles' current accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not been completed.

Hedge accounting

Under IAS 39 'Financial Instruments: Recognition and Measurement', foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in IAS 39. This will result in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in IAS 39.

Currently, costs and gains arising from some contracts used for hedging purposes, along with any realised or unrealised gains from re-measurement are included in assets or liabilities as deferred losses or deferred gains.

As permitted by IFRS 1 'First-time adoption of IFRS', Brambles will not apply IAS 39 to the 2005 comparatives published in its 2006 accounts.

Goodwill

Under IFRS 3 'Business Combinations', goodwill will no longer be amortised but instead will be subject to rigorous annual impairment testing. This will result in a change to Brambles' current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down if it becomes impaired. Reliable estimation of the future financial effects of this change in accounting policy is not practical because the conditions under which impairment will be assessed are not yet known.

Employee benefits

Under IAS 19 'Employee Benefits', Brambles will be required to recognise the net surplus or deficit in its employer sponsored defined benefit superannuation funds as an asset or liability, respectively, based on actuarial calculations of the position of the funds. Revisions to IAS 19 in December 2004 will allow additional methods of calculating and recognising actuarial gains and losses. Brambles has not yet determined which of these choices it will adopt. The initial adjustment on transition will be made directly against retained profits.

The chosen method of accounting will result in a change to Brambles' current accounting policy where the expected cost of providing superannuation, as calculated periodically by professionally qualified actuaries, is recognised in the profit and loss account so as to spread the cost over the service lives of employees in the schemes operated within Brambles. This results in a pension cost which is a substantially level percentage of current and expected future pensionable payroll.

Reliable estimation of the future financial effects of this change in accounting policy is not practical because Brambles has not yet determined which of the methods of accounting for actuarial gains and losses it will adopt.

2. IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

Share based payments

Under IFRS 2 'Share Based Payments', Brambles will be required to determine the fair value of all share based payments (performance shares and options) to employees as remuneration and recognise an expense in the profit and loss account. This treatment will result in a reduction in profits as such items have not been recognised as expenses under the current accounting policy. Professional valuers are currently undertaking the necessary actuarial valuations required to determine fair value. Reliable estimation of the future financial effects of this change in accounting policy is not practical as the calculation of fair values under IFRS 2 principles is still being determined.

3. EARNINGS PER SHARE

Earnings per share (EPS) for first half 2005 is based on earnings of £96 million (2004: £53 million) and calculated on the weighted average number of 1,691.2 million shares in issue and ranking for dividend (2004: 1,690.7 million shares). Diluted EPS, which takes into account options over shares, is calculated on the weighted average number of 1,694.5 million shares (2004: 1,691.1 million).

EPS before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the half-year adjusted as follows:

	Earnings		
	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Profit for the period	**96**	53	126
Included in operating profit:			
– Goodwill amortisation	**17**	18	35
– Exceptional items	**–**	47	75
Non-operating exceptional items	**–**	(27)	(27)
Minority interest in exceptional items	**–**	–	(1)
Tax attributable to exceptional items	**3**	–	2
Profit after tax before goodwill amortisation and exceptional items	**116**	91	210

	EPS		
	First half 2005 pence	First half 2004 pence	Full year 2004 pence
Profit for the period	**5.7**	3.1	7.5
Included in operating profit:			
– Goodwill amortisation	**1.0**	1.1	2.0
– Exceptional items	**–**	2.8	4.4
Non-operating exceptional items	**–**	(1.6)	(1.6)
Minority interest in exceptional items	**–**	–	–
Tax attributable to exceptional items	**0.2**	–	0.1
Profit after tax before goodwill amortisation and exceptional items	**6.9**	5.4	12.4

4. EXCEPTIONAL ITEMS

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Operating exceptional items:			
– Reorganisation costs [1]	**–**	(28)	(53)
– Goodwill impairment [2]	**–**	(19)	(19)
– Write-down of fixed assets [3]	**–**	–	(3)
Total operating exceptional items	**–**	(47)	(75)
Non-operating exceptional items:			
– Profit on sale of discontinued operations [4]	**–**	30	34
– Loss on sale of discontinued operations	**–**	(3)	(7)
Total non operating exceptional items	**–**	27	27
Total exceptional items before tax	**–**	(20)	(48)
Tax on operating exceptional items [5]	**(13)**	12	9
Tax on non-operating exceptional items:			
– Profit on sale of discontinued operations [4]	**10**	(13)	(13)
– Loss on sale of discontinued operations	**–**	1	2
Total tax on exceptional items	**(3)**	–	(2)
Exceptional items after tax	**(3)**	(20)	(50)

1 Reorganisation costs in first half 2004 comprise redundancy costs, pallet write-downs and other related costs in CHEP Europe of £23 million and other restructuring costs (principally in Cleanaway) of £5 million.

2 An impairment charge of £19 million (£17 million after tax) was booked in first half 2004 against the carrying value of goodwill in Interlake, which forms part of the Regional Businesses segment.

3 In second half 2004, the carrying amount of fixed assets in Cleanaway's gas to energy business in Taiwan was written down to recoverable amount.

4 In August 2003, Brambles completed the sale of Meineke Car Care Centers, Inc (Meineke) for net proceeds of £42 million. This resulted in a profit on sale of £30 million (£17 million after tax). During first half 2005, the tax liability arising on this transaction was reassessed, leading to a reduction in the liability of £10 million.

5 During first half 2005, a detailed review was undertaken of the allocation of goodwill and related deferred tax balances to the underlying subsidiaries of Cleanaway Germany. As a result, an additional deferred tax liability of £13 million has been recognised.

5. EQUITY DIVIDENDS

An interim dividend of 4.156 pence per BIP share has been declared and will be paid on 14 April 2005 to shareholders on the register at 18 March 2005.

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
BIP:			
– Interim declared 4.156 pence per share (2004: 4.155 pence)	**30**	30	30
– 2004 second interim 3.918 pence per share	**–**	–	28
	30	30	58
BIL:			
– Interim declared 10.0 cents per share (2004: 10.0 cents)	**39**	41	41
– 2004 final 10.0 cents per share	**–**	–	37
	39	41	78
Total	**69**	71	136

6. CONTINGENT LIABILITIES

There have been no material changes in Brambles' contingent liabilities set out in the 2004 Annual Review.

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*

for the half-year ended 31 December 2004

7. GAAP RECONCILIATION – UK GAAP to AGAAP

(a) First half 2005

	First half 2005 UK GAAP £ millions	First half 2005 UK GAAP A$ millions	GAAP adjustments in A$ millions: Joint ventures and assoc.	Goodwill	Other	Total adjust-ments	First half 2005 AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	**1,629**	**4,075.6**	–	–	–	–	**4,075.6**
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	205	511.0	–	–	6.4	6.4	517.4
Goodwill amortisation	(17)	(42.1)	–	(8.4)	–	(8.4)	(50.5)
Continuing operations	188	468.9	–	(8.4)	6.4	(2.0)	466.9
Discontinued operations	–	–	–	–	–	–	–
GROUP OPERATING PROFIT	**188**	**468.9**	–	(8.4)	6.4	**(2.0)**	**466.9**
Share of operating profit of joint ventures and associates	6	15.4	(6.6)	–	–	(6.6)	8.8
TOTAL OPERATING PROFIT	**194**	**484.3**	(6.6)	(8.4)	6.4	**(8.6)**	**475.7**
NON-OPERATING EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	–	–	–	–	–	–	–
PROFIT BEFORE INTEREST AND TAX	**194**	**484.3**	(6.6)	(8.4)	6.4	**(8.6)**	**475.7**
Net interest	(39)	(96.4)	2.4	–	–	2.4	(94.0)
PROFIT BEFORE TAX	**155**	**387.9**	(4.2)	(8.4)	6.4	**(6.2)**	**381.7**
Tax	(59)	(147.9)	4.2	(2.7)	–	1.5	(146.4)
PROFIT AFTER TAX	**96**	**240.0**	–	(11.1)	6.4	**(4.7)**	**235.3**
Minority interests	–	(0.5)	–	–	–	–	(0.5)
ATTRIBUTABLE PROFIT	**96**	**239.5**	–	(11.1)	6.4	**(4.7)**	**234.8**

A$ balances are presented to one decimal place to conform with the Australian Stock Exchange release.

NOTES TO THE COMBINED FINANCIAL INFORMATION (unaudited) *continued*

for the half-year ended 31 December 2004

7. GAAP RECONCILIATION – UK GAAP to AGAAP *continued*

(b) First half 2004

	First half 2004 UK GAAP £ millions	First half 2004 UK GAAP A$ millions	GAAP adjustments in A$ millions: Joint ventures and assoc.	Goodwill	Other	Total adjust-ments	First half 2004 AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	**1,549**	**3,761.4**	–	–	–	–	**3,761.4**
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	162	390.6	–	–	3.8	3.8	394.4
Goodwill amortisation	(18)	(42.3)	–	(8.9)	–	(8.9)	(51.2)
Operating exceptional items	(47)	(113.4)	–	–	–	–	(113.4)
Continuing operations	97	234.9	–	(8.9)	3.8	(5.1)	229.8
Discontinued operations	1	2.2	–	–	–	–	2.2
GROUP OPERATING PROFIT	**98**	**237.1**	–	(8.9)	3.8	**(5.1)**	**232.0**
Share of operating profit of joint ventures and associates	7	16.9	(5.5)	–	–	(5.5)	11.4
TOTAL OPERATING PROFIT	**105**	**254.0**	(5.5)	(8.9)	3.8	**(10.6)**	**243.4**
NON-OPERATING EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	27	67.8	–	12.4	–	12.4	80.2
PROFIT BEFORE INTEREST AND TAX	**132**	**321.8**	(5.5)	3.5	3.8	**1.8**	**323.6**
Net interest	(39)	(94.5)	2.0	–	–	2.0	(92.5)
PROFIT BEFORE TAX	**93**	**227.3**	(3.5)	3.5	3.8	**3.8**	**231.1**
Tax	(40)	(96.9)	3.5	1.0	–	4.5	(92.4)
PROFIT AFTER TAX	**53**	**130.4**	–	4.5	3.8	**8.3**	**138.7**
Minority interests	–	(1.1)	–	–	–	–	(1.1)
ATTRIBUTABLE PROFIT	**53**	**129.3**	–	4.5	3.8	**8.3**	**137.6**

A$ balances are presented to one decimal place to conform with the Australian Stock Exchange release.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
TURNOVER (including share of joint ventures and associates)			
– Continuing operations	**1,153**	1,083	2,187
– Discontinued operations	**–**	2	2
	1,153	1,085	2,189
Less share of joint ventures and associates – continuing operations	**(26)**	(28)	(48)
GROUP TURNOVER	**1,127**	1,057	2,141
OPERATING PROFIT			
Continuing operations before goodwill amortisation and exceptional items	**130**	91	220
Goodwill amortisation	**(8)**	(8)	(16)
Exceptional items	**–**	(47)	(71)
Continuing operations	**122**	36	133
Discontinued operations	**–**	1	1
GROUP OPERATING PROFIT	**122**	37	134
Share of operating profit of joint ventures and associates – continuing operations	**3**	2	4
TOTAL OPERATING PROFIT	**125**	39	138
Exceptional items			
Net profit on sale of discontinued operations	**–**	30	27
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX	**125**	69	165
Net interest payable	**(34)**	(33)	(67)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**91**	36	98
Tax on profit on ordinary activities	**(33)**	(22)	(56)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**58**	14	42
Equity minority interest	**(21)**	(1)	(15)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**37**	13	27
Equity dividends paid and proposed	**(30)**	(30)	(58)
RETAINED PROFIT/(LOSS) FOR THE PERIOD TRANSFERRED TO/(FROM) RESERVES	**7**	(17)	(31)
Basic earnings per share (pence)	**5.1**	1.8	3.7
Diluted earnings per share (pence)	**5.1**	1.8	3.7

CONSOLIDATED BALANCE SHEET (unaudited)

as at 31 December 2004

	December 2004 £ millions	December 2003 £ millions	June 2004 £ millions
FIXED ASSETS			
Intangible assets	**211**	225	209
Tangible fixed assets and investments	**1,785**	1,874	1,783
	1,996	2,099	1,992
CURRENT ASSETS			
Stocks	**27**	19	24
Debtors	**435**	440	431
Cash at bank and in hand	**14**	52	15
	476	511	470
CREDITORS: amounts falling due within one year	**(842)**	(903)	(854)
NET CURRENT LIABILITIES	**(366)**	(392)	(384)
TOTAL ASSETS LESS CURRENT LIABILITIES	**1,630**	1,707	1,608
CREDITORS: amounts falling due after more than one year	**(655)**	(904)	(782)
Provisions for liabilities and charges	**(203)**	(184)	(207)
NET ASSETS	**772**	619	619
CAPITAL AND RESERVES			
Share capital	**36**	36	36
Share premium account	**50**	50	50
Other reserves	**83**	83	83
Profit and loss account	**157**	168	138
Equity shareholders' funds	**326**	337	307
Equity minority interests	**446**	282	312
	772	619	619

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Profit attributable to parent companies' shareholders	**37**	13	27
Exchange translation differences	**12**	(7)	(23)
Total recognised gains and losses for the period	**49**	6	4

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

for the half-year ended 31 December 2004

	First half 2005 £ millions	First half 2004 £ millions	Full year 2004 £ millions
Net cash inflow from operating activities	**282**	241	524
Dividends received from associates	**1**	1	4
Interest received	**14**	17	31
Interest paid	**(47)**	(47)	(93)
Interest element of finance lease rentals	**–**	–	(1)
Dividends paid to minority shareholders in subsidiary undertakings	**–**	–	(4)
Returns on investments and servicing of finance	**(33)**	(30)	(67)
UK corporation tax paid	**(8)**	(9)	(22)
Overseas corporate tax paid	**(14)**	(7)	(17)
Taxation paid	**(22)**	(16)	(39)
Purchase of tangible fixed assets	**(150)**	(179)	(297)
Sale of tangible fixed assets	**14**	9	27
Investment loans and other financial investments	**–**	3	3
Capital expenditure and financial investment	**(136)**	(167)	(267)
Purchase of subsidiary undertakings and associates	**(9)**	(1)	(9)
Net cash acquired with subsidiary undertakings	**–**	–	–
Sale of subsidiary undertakings and associates	**–**	42	45
Acquisitions and disposals	**(9)**	41	36
Equity dividends paid to shareholders	**(28)**	(29)	(59)
Net cash inflow before management of liquid resources and financing	**55**	41	132
Management of liquid resources	**–**	–	(1)
Increase in investment in subsidiary by a BIL group company	**107**	–	–
Decrease in borrowings	**(172)**	(17)	(148)
Financing	**(65)**	(17)	(148)
(Decrease)/increase in cash	**(10)**	24	(17)

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION (unaudited)

for the half-year ended 31 December 2004

1. Basis of preparation

BIP was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of ordinary shares in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results and cash flows of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

2. Accounting policies

The interim financial information for the half-year ended 31 December 2004 has been prepared on the basis of the accounting policies set out in the 2004 Annual Review.

3. Combined financial information

The combined financial information presented on pages 18 to 33 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4. Status of financial information

The figures included within the financial information for the year ended 30 June 2004 (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the 2004 Annual Review, which has been filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. The interim financial information was approved by the Board of Directors on 23 February 2005. It is unaudited but has been reviewed by the auditors.

INDEPENDENT REVIEW REPORT TO BRAMBLES INDUSTRIES PLC

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement and the related notes, including the combined financial information. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
23 February 2005

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